Exhibit 99.2

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Minera Andes, Inc. have been prepared by, and are the responsibility of the Company’s management.

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management’s best estimates and judgments on information currently available. In the opinion of management, the accounting practices utilized are appropriate in the circumstances and the consolidated financial statements fairly reflect the financial position and results of operations of the Company within reasonable limits of materiality.

Management has developed and is maintaining a system of internal controls to obtain reasonable assurance that the Company’s assets are safeguarded, transactions are authorized, and financial information is reliable. All internal control systems have inherent limitations, including the possibility of circumvention and overriding of controls, and, therefore, can provide only reasonable assurance as to financial statement preparation and safeguarding of assets.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee meets with the Company’s management and external auditors to discuss the results of the audit and to review the annual consolidated financial statements prior to the Audit Committee’s submission to the Board of Directors for approval. The Audit Committee also reviews the quarterly financial statements and recommends them for approval to the Board of Directors, reviews with management the systems of internal control and security, and approves the scope of the external auditors audit and non-audit work. The Audit Committee is composed entirely of directors not involved in the daily operations of the Company and thus is considered to be free from any relationship that could interfere with the exercise of independent judgment as a Committee member.

The consolidated financial statements have been audited by KPMG LLP, Chartered Accountants and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

Date March 29, 2010

//signed// Robert R. McEwen
Robert R. McEwen
President and Chief Executive Officer

//signed// Henry A. John
Henry A. John
Chief Financial Officer

MINERA ANDES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME (LOSS)

(U.S. Dollars)

	Year Ended
		December 31,
	December 31, 2009	2008 (restated Note 2(a))

Income on Investment in Minera Santa Cruz	$10,587,297	$5,416,051
Less amortization of deferred costs	(1,238,674)	(720,000)
Net income on Investment in Minera Santa Cruz (Note 5)	9,348,623	4,696,051
Professional fees	2,596,739	2,238,517
General and administrative	3,483,870	2,798,878
Expenses before under-noted	6,080,609	5,037,395
Foreign exchange (gain) loss	(350,193)	1,220,061
Interest and other income	(29,822)	(406,866)
Interest expense and accretion of debt discount (Note 6)	1,143,970	2,817,118
Project loan interest expense (Note 5)	2,616,302	2,625,927
Project loan interest income (Note 5)	(2,616,302)	(2,625,927)
Write-off of mineral properties and deferred exploration costs (Note 4)	12,057	3,817
Total expenses	6,856,621	8,671,525
Net income (loss) before taxes	2,492,002	(3,975,474)
Income tax recovery (Note 12)	1,622,770	—
Net income (loss) and other comprehensive income (loss)	$4,114,772	$(3,975,474)
Basic income (loss) per common share (Note 7e)	$0.02	$(0.02)
Diluted income (loss) per common share (Note 7e)	$0.02	$(0.02)
Weighted average number of shares, basic	236,517,659	189,696,255
Weighted average numer of shares, diluted	237,796,838	189,696,255

Approved by the Board of Directors:

/s/ Robert R. McEwen	/s/ Allan J. Marter
Robert R. McEwen, President, Chief	Allan J. Marter, Director
Executive Officer and Executive Chairman

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

CONSOLIDATED BALANCE SHEETS

(U.S. Dollars)

	As at
		December 31,
	December 31, 2009	2008 (restated Note 2(a))

ASSETS
Current:
Cash and cash equivalents	$18,872,312	$3,409,593
Receivables and prepaid expenses	251,508	315,962
Project loan interest receivable (Note 5)	7,599,982	4,983,680
Total current assets	26,723,802	8,709,235
Project loan receivable (Note 5)	31,850,000	31,850,000
Mineral properties and deferred exploration costs (Note 4)	19,255,127	16,390,524
Investment in Minera Santa Cruz (Note 5)	88,722,287	80,343,647
Equipment, net	19,418	31,456
Total assets	$166,570,634	$137,324,862
LIABILITIES
Current:
Accounts payable and accrued liabilities	$2,748,875	$3,211,013
Project loan interest payable (Note 5)	7,599,982	4,983,680
Bank loan (Note 6)	—	16,455,267
Related party payable (Note 5)	—	11,270,000
Total current liabilities	10,348,857	35,919,960
Project loan payable (Note 5)	31,850,000	31,850,000
Total liabilities	42,198,857	67,769,960

SHAREHOLDERS’ EQUITY
Share capital (Note 7):
Common shares, no par value, unlimited number authorized
Issued December 31, 2009—262,908,851 shares	149,217,538	99,652,302
Issued December 31, 2008—190,158,851 shares
Contributed surplus	19,158,795	18,020,608
Accumulated deficit	(44,004,556)	(48,118,008)
Total shareholders’ equity	124,371,777	69,554,902
Total liabilities and shareholders’ equity	$166,570,634	$137,324,862

Commitments and contingencies (Note 8)

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(U.S. Dollars)

	Common Stock		Contributed	Accumulated
	# Shares	$	Surplus	Deficit	Total
Balance, December 31, 2007	180,974,912	$88,512,349	$16,007,350	$(44,053,179)	$60,466,520
Private placement (Note 7b (i.))	7,778,023	11,799,405	—	—	11,799,405
Private placement (Note 7b (i.))	427,000	663,836	—	—	663,836
Exercise of stock options (Note 7c)	260,000	202,157	—	—	202,157
Exercise of warrants	718,916	313,804	—	—	313,804
Fair value of warrants granted for private placement (Note 7c)	—	(1,293,340)	1,293,340	—	—
Fair value of agent’s options and warrants granted for private placement (Note 7c)	—	(159,959)	159,959	—	—
Agent option valuation on exercise of options (Note 7c)	—	164,674	(164,674)	—	—
Warrant valuation on exercise of options (Note 7c)	—	83,413	(83,413)	—	—
Share issue costs (Note 7b(i.))	—	(634,037)	—	(89,355)	(723,392)
Stock-based compensation (Note 7c)	—	—	808,046	—	808,046
Net loss for the year	—	—	—	(3,975,474)	(3,975,474)
Balance, December 31, 2008	190,158,851	99,652,302	18,020,608	(48,118,008)	69,554,902
Private placement (Note 7b (vi.))	40,000,000	31,950,960	—	—	31,950,960
Share issue costs, private placement	—	(385,518)	—	(1,320)	(386,838)
Proceeds from short form prospectus financing (Note 7b (vii.))	30,705,000	20,995,311	—	—	20,995,311
Short form prospectus finanacing share issue costs	—	(1,157,881)	(280,958)	—	(1,438,839)
Fair value of warrants granted for short form prospectus financing (Note 7b (vii.))	—	(3,544,663)	3,544,663	—	—
Exercise of stock options (Note 7c)	2,045,000	1,006,707	—	—	1,006,707
Fair value of stock options exercised (Note 7c)	—	700,320	(700,320)	—	—
Stock-based compensation (Note 7c)	—	—	197,572	—	197,572
Warrant valuation on expiry of options			(1,622,770)		(1,622,770)
Net income for the year	—	—	—	4,114,772	4,114,772
Balance, December 31, 2009	262,908,851	$149,217,538	$19,158,795	$(44,004,556)	$124,371,777

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. Dollars)

	Year Ended
		December 31,
	December 31, 2009	2008 (restated Note 2(a))

Operating Activities:
Net income (loss) for the year	$4,114,772	$(3,975,474)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Net income from Investment in MSC (Note 5 and 10)	(9,348,623)	(4,696,051)
Loss on disposal of assets	2,568	—
Project loan interest expense (Note 5)	2,616,302	2,625,927
Project loan interest income (Note 5)	(2,616,302)	(2,625,927)
Accretion of debt discount (Note 6)	1,044,733	1,863,437
Write-off of deferred exploration costs	12,057	3,817
Depreciation	4,702	5,037
Stock-based compensation (Note 7)	197,571	713,729
Recovery of income tax (Note 12)	(1,622,770)	—
Change in:
Receivables and prepaid expenses	64,770	24,711
Accounts payable and accrued liabilities	(36,001)	(543,355)
Cash used in operating activities	(5,566,221)	(6,604,149)

Investing Activities:
Purchase of equipment	(4,594)	(11,719)
Mineral properties and deferred exploration	(2,867,612)	(8,403,206)
Changes in due to related party, MSC cash call	(11,270,000)	(5,635,000)
Investment in Minera Santa Cruz (Note 5)	575,750	(11,310,317)
Cash used in investing activities	(13,566,456)	(25,360,242)

Financing Activities:
Shares, warrants, and subscriptions issued for cash, less issue costs	52,127,301	12,255,811
Bank loan interest (payable) receivable (Note 6)	(31,905)	17,038
Repayment of bank loan (Note 6)	(17,500,000)	—
Cash provided by financing activities	34,595,396	12,272,849
Increase (decrease) in cash and cash equivalents	15,462,719	(19,691,542)
Cash and cash equivalents, beginning of year	3,409,593	23,101,135
Cash and cash equivalents, end of year	$18,872,312	$3,409,593

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

(U.S. Dollars)

1.              NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Minera Andes Inc. (“Minera Andes” or the “Company”) is in the business of acquiring, exploring and evaluating mineral properties, and based on the results of such evaluation, either developing these properties further (by way of joint venture or otherwise) or disposing of them.

The Company’s assets are comprised primarily of (i) a 49% equity interest in Minera Santa Cruz S.A. (“MSC”) which owns the San José gold/silver mine in the Santa Cruz province of Argentina (the San José Mine”); (ii) the Los Azules Copper Project, and (iii) interests in exploration stage properties in the San Juan, the Santa Cruz and the Chubut provinces of Argentina.

The San José Mine is a joint venture between the Company and Hochschild Mining plc pursuant to which title to the assets is held by MSC, an Argentinean corporation.  MSC is owned, as to 49%, by Minera Andes S.A. (“MASA”), an indirect wholly-owned subsidiary of Minera Andes and, as to 51%, by Hochschild Mining (Argentina) Corporation S.A., a subsidiary of Hochschild Mining plc (together with its affiliates and subsidiaries, “Hochschild”).  The San José Mine entered into production in 2008 and is operated by Hochschild.

The operation of the San José Mine is subject to a number of risks. To the extent that cash from operations is insufficient for any reason including, a decline in the price of gold and silver, cost-overruns, lower than expected sales or production, or work stoppages, we may be called upon as a shareholder of MSC to make additional investments There is no assurance that we could satisfy such cash calls if they are required. Although the San José Mine has been in production since 2008, we have not received any cash flows from its operations. The Company’s failure to meet its ongoing obligations on a timely basis could result in the loss or substantial dilution of the Company’s interests in MSC. Our share of earnings (investment income) or losses from the San José Mine is included in our consolidated statement of operations and the balance of the investment is adjusted on the consolidated balance sheet by a like amount. Our investment income or losses consist of our 49% share of the net profit or net loss of the operations of the San José Mine, accounted for on an equity basis.

Our share of earnings (investment income) or losses from the San José Mine is included in our consolidated statement of operations and the balance of the investment is adjusted on the consolidated balance sheet by a like amount. Our investment income or losses consist of our 49% share of the net profit or net loss of the operations of the San José Mine, accounted for on an equity basis.

The Los Azules Copper Project (“Los Azules”) is a 100% owned advanced-stage exploration project located in San Juan Province, Argentina.

Under the terms of an option agreement between Minera Andes and Xstrata Copper (“Xstrata”) (and their respective affiliates) dated November 2, 2007 (the “Option Agreement”), Minera Andes had the right to earn-in and acquire a 100% interest in certain Xstrata properties (the “Xstrata Properties”) adjacent to Minera Andes’ properties (“Earn-in Option”) upon satisfaction of certain conditions, including delivery of a scoping study/preliminary assessment. The Company exercised the Earn-in Option on May 29, 2009.

The Option Agreement also provided that Xstrata would have a one-time option to back-in to a 51% interest in Los Azules (the “Back-in Right”) upon, among other things, payment to the Company of an amount equal to three times the amount of Minera Andes’ direct exploration expenditures on Los Azules since November 25, 2005.  Xstrata had until October 1, 2009, to notify Minera Andes if it would exercise the Back-in Right. Xstrata did not exercise the Back-in Right, and consequently, Xstrata has transferred the Xstrata Properties to an Argentine subsidiary of Minera Andes.

Certain of the Xstrata Properties formerly held by Xstrata and transferred to the Company pursuant to the Option Agreement remain subject to an underlying option agreement between Xstrata and Solitario Argentina S.A. (“Solitario”), whereby Solitario has the right to back-in up to 25% of the properties covered by the underlying option agreement (the “Solitario Agreement”), exercisable by Solitario upon the satisfaction of certain conditions within 36 months of Xstrata exercising the option. The Solitario Agreement is the subject of a dispute between Xstrata; and, Solitario and its parent company TNR Gold Corp. (together “TNR”) Xstrata in the Supreme Court of British Columbia. The dispute surrounds the validity of the 36-month time limit described above. If TNR is successful, the Company’s interest in certain of the Xstrata Properties may be reduced by up to 25%. Minera Andes is not a party to the litigation.

As at December 31, 2009, the Company had an accumulated deficit of $44.0 million and working capital

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

(U.S. Dollars)

1.              NATURE OF OPERATIONS AND BASIS OF PRESENTATION — continued

of approximately $16.4 million.

With the exception of its interest in the San José Mine, the Company is in the process of exploring its other properties and has not yet determined whether these properties, including Los Azules, contain reserves that are economically recoverable. The amounts shown on the Company’s balance sheet as mineral properties and deferred exploration costs represent net costs incurred to date, less amounts recovered from third parties and/or written off, and do not necessarily represent present or future values. The recoverability of amounts shown on the balance sheet for mineral properties and deferred exploration costs depend upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining the financing required to explore and develop the properties, entering into agreements with others to explore and develop the mineral properties, and upon future profitable production or proceeds from disposition of the mineral properties. In the future, the Company’s ability to continue its exploration and development activities, will depend in part on the Company’s ability to generate material revenues or to obtain financing through issuance of equity securities, debt financing, joint venture arrangements or other means.

2.     SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

These consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) using the following significant accounting policies:

a.  Restatement of previously issued financial statements

These consolidated financial statements have been restated as at and for the year ended December 31, 2008 to correct an understatement of future tax expense related to interest income with MSC.  The restatement has the effect of decreasing the net investment in MSC by $0.7 million, decreasing income on investment in MSC for the year ended December 31, 2008 by $0.3 million and increasing the opening accumulated deficit by $0.4 million.

The impact of this restatement on the consolidated financial statements is as follows:

	As Previously Reported	Restatement	As Restated
Balance Sheet as at December 31, 2008
Investment in Minera Santa Cruz	$81,034,075	$(690,428)	$80,343,647
Accumulated deficit	$(47,427,580)	$(690,428)	$(48,118,008)

Consolidated Statements of Operations and Other Comprehensive Income for the year ended December 31, 2008
Net income on investment in Minera Santa Cruz	$4,997,193	$(301,142)	$4,696,051
Net loss and other comprehensive loss	$(3,674,332)	$(301,142)	$(3,975,474)
Basic loss per common share	$(0.02)	$—	$(0.02)

b.  Basis of Presentation and Principles of Consolidation

These consolidated financial statements include the accounts of the Company and all of its subsidiaries and investments, including its principal subsidiaries, MASA, Andes Corporation Minera S.A. (“ACMSA”) and Minera Andes (USA) Inc. (“MUSA”) as well as other non-significant subsidiaries.  As stated above, MASA holds the Company’s interest in MSC.

Our investment in MSC, is accounted for by the equity method, whereby the Company records its investment and its share of the earnings and losses of MSC.  All significant intercompany transactions and balances have been eliminated from the consolidated financial statements.

c.  Foreign Currency Translation

The statements are reported and calculated in U.S. dollars, which is the currency in which the majority of the Company’s transactions are incurred.  Our consolidated operations are integrated and balances denominated in currencies other than U.S. dollars are translated into U.S. dollars using the temporal method. This method translates foreign currency monetary assets at the exchange rates prevailing at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange at the transaction date; and foreign exchange gains and losses are included in the statement of operations.  Canadian dollars are shown as C$.

d.  Cash and Cash Equivalents

Cash and cash equivalents include cash, and those short-term money market instruments that are readily convertible to cash with an original term of less than 90 days.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

(U.S. Dollars)

2.              SIGNIFICANT ACCOUNTING POLICIES — continued

e.  Mineral Properties and Deferred Exploration Costs

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the cost of acquisition and exploration are amortized over the life of the property, based on the current production and estimated economic reserves.  Proceeds received from the sale of any interest in a property are first credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs are written off to operations.  On an annual basis, we evaluate the future recoverability of our mineral properties and deferred exploration costs.  Long-lived assets, including mineral properties and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. Any asset impairment is calculated and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.

f.  Investments

Investments, over which we exert significant influence, are accounted for using the equity method.  Under this method, our share of earnings and losses is included in the statement of operations and the balance of the investment is adjusted by a like amount.  Where there has been a loss in value, that is other than a temporary decline, the carrying value is reduced to estimated net realizable value.

Expenses related to the construction of a mining facility, interest expense on debt, debt discount, and other legal and consulting expenses are capitalized until the mining facility is placed into commercial production.  Once in commercial production, expenses related to the mining facility, interest expense on debt, debt discount and other legal and consulting expenses are expensed as incurred.

g.  Equipment and Depreciation

Equipment is recorded at cost, and depreciation is provided on a declining—balance basis over estimated useful lives.

h.  Accounting for Income Taxes

Income taxes are calculated using the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax losses and other deductions carried forward.

Future income tax assets and liabilities are calculated using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. A reduction in respect of the benefit of a future tax asset (a valuation allowance) is recorded against any future tax asset if it is not more likely than not to be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change is substantively enacted.

i.  Basic and Diluted Income (Loss) per Common Share

Basic income (loss) per share is calculated by dividing net income (loss) applicable to common shareholders by the weighted-average number of common shares outstanding for the year.

For the year ended December 31, 2009, potentially dilutive common shares relating to options

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

(U.S. Dollars)

2.        SIGNIFICANT ACCOUNTING POLICIES - continued

i.  Basic and Diluted Income (Loss) per Common Share — continued

outstanding at year end totaling 1,279,179 were included in the computation of earnings per share. 23,315,273 options and warrants were not included in the computation because their effect was anti-dilutive. For the year ended December 31, 2008, all options and warrants have been excluded as it would be anti-dilutive.

j.  Measurement Uncertainty

The preparation of consolidated financial statements in conformity with Canadian GAAP requires that the Company’s management make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Actual results may differ from those estimates.

Significant estimates used in the preparation of these consolidated financial statements include, but are not limited to, the recoverability of mineral properties and deferred exploration expenses, investments,  long-lived assets, asset retirement obligations, stock-based compensation, income taxes, the recording of liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period.  Actual results could differ from management’s best estimates.

k.  Stock-Based Compensation

The Company has a stock option plan as described in Note 7(c). The value of stock options granted is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option and stock price volatility.

The fair value of stock options granted is recognized as a charge to operations on a straight line basis over the applicable vesting period, with an offset to contributed surplus. Where stock options are granted in exchange for services directly related to specific mineral properties, the expense is capitalized against the mineral property. The amount of compensation cost recognized at any date at least equals the value of the vested portion of the options at that date. When stock options are exercised, the consideration paid by employees is credited to share capital. See Note 7(c) for details of assumptions used in the calculations.

Agent’s warrants, stock options and other equity instruments issued as purchase consideration in non-cash transactions, other than as consideration for mineral properties, are recorded at fair value determined by management using the Black-Scholes option pricing model.  The fair value of the shares issued as purchase consideration for mineral properties is based upon the trading price of those shares on the TSX on the date of the agreement to issue shares as determined by the Board of Directors.

l.  Reclamation Obligations

The Company’s exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and are generally becoming more restrictive. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The Company has recorded a liability for the estimated future cost of reclamation. However, these estimates are subject to change based on changes in circumstances and any new information that becomes available.  This policy is directed only at the Company’s properties. The asset retirement obligation related to the investment in MSC is recorded on the financial statements of MSC.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

(U.S. Dollars)

2.              SIGNIFICANT ACCOUNTING POLICIES - continued

m.   Warrants

Proceeds from unit placements are allocated between shares and warrants issued according to their relative fair value.  The value of the share component is credited to share capital and the value of the warrant component is credited to contributed surplus, a separate component of shareholders equity. Upon exercise of the warrants, consideration paid by the warrant holder together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

n.  Financial Instruments

Effective January 1, 2008, the Company adopted Section 3862, “Financial Instruments — Disclosures”, and Section 3863, “Financial Instruments — Presentation”, of the Handbook.  Sections 3862 and 3863, which apply to financial years beginning on or after October 1, 2007, replace section 3861, “Financial Instruments — Disclosures and Presentation”.  Sections 3862 and 3863 increase the disclosure currently required, in order to enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk.  The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.  The impact of adopting these sections is included in Note 11.

3.              CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

a.  Accounting Policies Implemented Effective January 1, 2009

Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets, other than the initial recognition of goodwill or intangible assets acquired in a business combination. Concurrent with the introduction of this standard, the CICA withdrew EIC-27, “Revenues and Expenses During the Pre-operating Period”. The changes are effective for interim and annual financial statements beginning January 1, 2009.  The adoption of this accounting policy did not have any impact on the Company’s consolidated financial statements for the year ended December 31, 2009.

Credit Risk and Fair value of Financial Assets and Liabilities

In January 2009 the EIC issued EIC-173. In this EIC, the Committee reached a consensus that in determining the fair value of financial assets and financial liabilities an entity should take into account the credit risk of the entity and the counterparty. This standard did not impact the Company.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

(U.S. Dollars)

3.              CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS — continued

a.  Accounting Policies Implemented Effective January 1, 2009 — continued

Mining Exploration Costs

On March 27, 2009, the Emerging Issues Committee of the CICA issued EIC-174, “Mining Exploration Costs”, which provides guidance on capitalization of exploration costs related to mining properties in particular, and on impairment of long-lived assets, in general.  The Company applied this new abstract commencing in the period ended March 31, 2009; however, there was no impact on the financial statements as a result of applying this abstract.

Financial instruments

In June 2009, the CICA amended Handbook Section 3862 — Financial Instruments — Disclosures to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements for publicly accountable enterprises. The amendments are applicable for the Company’s annual consolidated financial statements for its fiscal year ending December 31, 2009.

In June 2009, the CICA amended Handbook Section 3855 to clarify the application of the effective interest method after a debt instrument has been impaired and when an embedded prepayment option is separated from its host debt instrument at initial recognition for accounting purposes. The amendments are effective January 1, 2011. Early adoption is permitted.

On July 1, 2009 the Company adopted amendments to Handbook Section 3855 — Financial Instruments — Recognition and Measurement which provides additional guidance on the classification of embedded derivatives. The adoption of this amendment did not result in a material impact on the Company’s consolidated financial statements.

b.  Recent Accounting Pronouncements

Business Combinations

In January 2009, the Accounting Standards Board (AcSB) issued the following new Handbook sections: 1582 — Business Combinations, 1601 — Consolidations, and 1602 — Non-Controlling Interests. These standards are to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. The Company has not yet determined the impact of the adoption of these standards on its consolidated financial statements.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

(U.S. Dollars)

4.              MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

2009 COSTS BY PROPERTY — for the year ended December 31, 2009

	San Juan		Santa Cruz	Chubut
Description	Los Azules	San Juan Cateos	Cateos	Cateos	Total
Balance, beginning of year	$13,320,948	$353,200	$2,706,376	$10,000	$16,390,524
Assays and analytical	1,188	19,835	22,663	—	43,686
Consulting fees	80,513	4,871	27,927	879	114,190
Depreciation	3,411	491	2,616	—	6,519
Drilling	—	—	4,332	—	4,332
Equipment Rental	459,587	—	344,110	—	803,697
Geology	683,386	53,088	324,621	2,733	1,063,828
Legal	134,166	—	—	—	134,166
Maintenance	6,675	898	8,920	—	16,493
Materials and supplies	94,886	13,977	66,056	—	174,920
Project overhead	42,459	8,245	25,708	235	76,647
Property and mineral rights	164,618	11,465	43,768	5,248	225,098
Telephone	1,421	1,369	10,035	—	12,825
Travel	53,544	7,734	58,154	201	119,634
Wages and benefits	47,289	6,329	26,830	177	80,625
Write-off of deferred costs	—	—	(2,585)	(9,472)	(12,057)
Balance, end of year	$15,094,092	$481,503	$3,669,531	$10,000	$19,255,127

2008 COSTS BY PROPERTY — for the year ended December 31, 2008

	San Juan		Santa Cruz	Chubut
Description	Los Azules	San Juan Cateos	Cateos	Cateos	Total
Balance, beginning of year	$6,034,844	$341,100	$1,951,937	$10,000	$8,337,881
Assays and analytical	125,567	—	12,163	—	137,730
Construction and trenching	10,178	—	—	—	10,178
Consulting fees	282,926	—	6,463	890	290,279
Depreciation	12,135	—	662	—	12,797
Drilling	3,644,050	—	—	—	3,644,050
Equipment Rental	799,953	—	346,974	—	1,146,927
Geology	1,330,233	6,085	133,840	1,541	1,471,699
Geophysics	—	—	9,377	—	9,377
Insurance	5,775	—	315	—	6,090
Legal	120,367	1,788	3,685	—	125,840
Maintenance	12,649	—	7,611	—	20,260
Materials and supplies	361,880	3,724	116,025	—	481,629
Project overhead	184,793	69	10,712	—	195,574
Property and mineral rights	20,789	—	45,359	—	66,148
Telephone	9,831	—	4,171	—	14,002
Travel	192,480	434	40,049	—	232,963
Wages and benefits	172,498	—	18,420	—	190,918
Write-off of deferred costs	—	—	(1,386)	(2,431)	(3,817)
Balance, end of year	$13,320,948	$353,200	$2,706,376	$10,000	$16,390,524

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

(U.S. Dollars)

4.              MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS - continued

San Juan Project

The San Juan Project comprises four properties, which includes Los Azules in southwestern San Juan province. At present, these lands are not subject to a royalty; however, the government of San Juan has not waived its rights to retain up to 3% “mouth of mine” royalty from production (See Note 8a). Land holding costs for 2010 are estimated at $0.04 million.

Santa Cruz Projects

The Company currently control 3 (2008 — 9) cateos and 37 (2008 — 36) manifestations of discovery in the Santa Cruz province. Land holding costs for 2010 are estimated at $0.01 million. The Company have been actively exploring in the region since 1997. The properties have been acquired on the basis of geologic and geochemical reconnaissance.

5.              INVESTMENT IN MINERA SANTA CRUZ (MSC) — San José Mine

MSC is owned, as to 49%, by MASA, an indirect wholly-owned subsidiary of Minera Andes Inc. and, as to 51%, by Hochschild.

The Company’s interest in, and the affairs of, MSC are governed by an Option and Joint Venture Agreement dated March 15, 2001 between MASA and Hochschild, as amended by agreements dated May 14, 2002, August 27, 2002 and September 10, 2004, the (“OJVA”).

Under the OJVA the Company is entitled to appoint one of the three members of the Board of Directors of MSC and Hochschild is entitled to appoint the balance of the members of the Board of Directors of MSC.  The OJVA grants the Company a “veto” in respect of certain and very limited matters regarding the affairs of MSC and the operation of the San José Mine. Although the Company is permitted to vote against or otherwise disagree with decisions made by Hochschild in respect of the San José Mine, many decisions have been made, notwithstanding the Company’s express disagreement.

In particular, the Company has a limited, if any, ability to control the timing or amount of cash calls and decisions made in that regard may have an adverse affect on its operations and financial position as there can be no assurance that if made, the Company will have the funds available to satisfy any such cash call when due and that its interest in the San José Mine will not be reduced as a result.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

(U.S. Dollars)

5.              INVESTMENT IN MINERA SANTA CRUZ (MSC) — San José Mine — continued

The investment in MSC is comprised of the following:

	As at
		December 31,
	December 31, 2009	2008 (restated Note 2(a))

Investment in MSC, beginning of year January 1:	$80,343,647	$64,337,279
Income from equity investment	6,620,750	1,965,238
Amortization of pre 2008 capitalized interest on MSC loans	1,320,992	798,000

Interest expensed by MSC and included in equity method pickup, net of income taxes	2,645,555	2,652,813
Income on Investment in MSC	10,587,297	5,416,051
Less:
Amortization of deferred costs	(1,238,674)	(720,000)
Advances returned during the year	(575,750)	—
Derecognition of deferred costs	(394,233)	—
Plus:
Advances during the year	—	11,310,317

Investment in MSC, end of year	$88,722,287	$80,343,647

	Year Ended
		December 31,
	December 31, 2009	2008 (restated Note 2(a))
Summary of MSC’s financial information from operations:
Sales	$147,103,219	$111,255,558
Net income - MSC	13,511,735	4,010,689
Minera Andes Inc. portion (MAI) - 49%	6,620,750	1,965,238
Equity adjustments:
Interest expensed by MSC and included in the equity method pickup, net of income taxes	2,645,555	2,652,813
Amortization of pre 2008 capitalized interest on MSC loans	1,320,992	798,000

Income on Investment in MSC	10,587,297	5,416,051
Less amortization of MAI deferred capitalized costs	(1,238,674)	(720,000)

Net income on investment in MSC	$9,348,623	$4,696,051

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

(U.S. Dollars)

5.              INVESTMENT IN MINERA SANTA CRUZ (MSC) — San José Mine — continued

The Company’s share of earnings and losses from our investment in MSC is included in the consolidated statement of operations and is equal to 49% of the above net income of $13.5 million for the year ended December 31, 2009, and $4.0 million for the year ended December 31, 2008.

As at December 31, 2008 there was a cash call of $11.3 million, which was paid in February 2009.

Project financing for the San José Mine has been primarily provided pursuant to a letter agreement dated October 10, 2006 (as amended by agreements dated October 17, 2006, October 24, 2006, January 5, 2007, January 25, 2007, February 26, 2007, February 28, 2007, March 29, 2007, April 26, 2007 and June 29, 2007, the “Project Loan Letter Agreement”) between the Company, MSC and by assignment, Hochschild Mining Holdings Limited (the “Hochschild Lender”), an affiliate of Hochschild Mining plc.

Under the Project Loan Letter Agreement, the Hochschild Lender and the Company agreed to provide MSC with an unsecured bridge loan in the aggregate amount of $20 million (the “Bridge Loan”).  The Project Loan Letter Agreement provides that the Bridge Loan was to be structured as loans to MSC by each of the Company and the Hochschild Lender, in each case, in amounts proportionate to the shareholdings of the Company and Hochschild in MSC.

The Project Loan Letter Agreement, further provides that the loan to be made by the Company to MSC would be structured as (i) a loan by the Hochschild Lender to the Company (the “Project Loan Payable”); and (ii) a corresponding loan by the Company to MSC (the “Project Loan Receivable”).  As a result, the Bridge Loan was made by way of (i) a loan by the Hochschild Lender to MSC in an amount equal to 51% of the amount of the Bridge Loan; (ii) a loan by the Hochschild Lender to the Company in an amount equal to 49% of the amount of the Bridge Loan; and (iii) a corresponding loan by the Company to MSC in the same amount and on the same terms as the preceding loan by the Hochschild Lender to the Company. Both the Project Loan Payable and the Project Loan Receivable bear interest at the same rate and upon the same terms (including repayment).

The Project Loan Letter Agreement also provides for a permanent secured project loan in the aggregate amount of $65 million (the “Project Loan”), structured in the same manner as the Bridge Loan, and replacing the Bridge Loan, to be documented in definitive agreements, which, have not yet been entered into.

Amounts advanced under the Project Loan Letter Agreement by the Hochschild Lender to the Company and then by the Company to MSC are currently unsecured except that, as security for the loan made by the Hochschild Lender to the Company, the Company has pledged to the Hochschild Lender, its right to the repayment of the corresponding loans made by the Company to MSC.

The Hochschild Lender and MSC have agreed that until the definitive agreements are finalized, no payment of interest or principal will be due.

The Project Loan currently bears fixed interest at LIBOR plus 2.50% as of the inception of the loan.  The interest rates are 7.86% on $9.8 million and 8.21% on $22.1 million. It has been agreed that once the definitive agreements are finalized, interest will increase to LIBOR plus 2.85% and will be subject to interest rate fluctuations.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

(U.S. Dollars)

5.              INVESTMENT IN MINERA SANTA CRUZ (MSC) — San José Mine — continued

As at December 31, 2009, and December 31, 2008, the entire Project Loan ($65 million), had been advanced. The Company’s 49% share of the Project Loan was $31.85 million.  Therefore, the Company has recorded the Project Loan Payable and the Project Loan Receivable in offsetting amounts. The project loan receivable/payable was advanced to MSC by Hochschild on the Company’s behalf. The related interest income/expense will be paid to the Hochschild Lender by MSC on the Company’s behalf. Please refer to the subsequent events (Note 14).

6.              BANK LOAN

At December 31, 2009, the Company had no bank loans outstanding. During the year the Company repaid the amounts owing under an amended and restated credit agreement dated as of October 22, 2007 (the “Macquarie Credit Agreement”) with Macquarie Bank Limited (“Macquarie”), under which Macquarie made two non-revolving term loans to the Company, in the aggregate principal amount $17.5 million.  The first non-revolving term loan was in the principal amount of $7.5 million (the “First Loan”) of which $5.9 million was for the development of the San José Mine and $1.6 million was for general purposes. The second non-revolving term loan was in the aggregate principal amount of $10 million (the “Second Loan” and together with the First Loan, the “Bank Loan”) of which $8.6 million was for the development of the San José Mine and $1.4 million was for general purposes.

The commercial terms of the loans included a facility fee of 1.5% of the principal amount and interest of LIBOR plus 2% on the First Loan and LIBOR plus 2.75% on the Second Loan. In addition, the Company issued Macquarie share purchase warrants to acquire 4,227,669 common shares of the Company at an exercise price of C$2.06 per share. On March 7, 2009, the 4,227,669 purchase warrants expired unexercised.

In addition, the Company issued Macquarie share purchase warrants to acquire 4,066,390 common shares of the Company at an exercise price of C$2.41 per share. On September 30, 2009, the 4,066,390 purchase warrants were not exercised and expired.

On March 4, 2009, the Company repaid all amounts owing by it to Macquarie Bank Limited in respect of the Bank Loan in the aggregate principal amount of $17.5 million.

On the repayment of the Bank Loan, the unamortized debt accretion of $0.6 million was recognized as an accretion expense on the settlement of the debt in the statement of operations.

During the year ended December 31, 2009, interest expense on the Bank Loan was $1.1 million, of which $0.1 million was paid in cash, $0.4 million was accreted interest and $0.6 million was accreted interest related to the debt settlement. For the year ended December 31, 2008, interest expense incurred on the Bank Loan was $1.0 million, and accreted interest expense related to the debt discount of $1.9 million was expensed.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

(U.S. Dollars)

7.              SHARE CAPITAL

a.  Authorized

The Company authorized capital of an unlimited number of common shares, with no par value, and an unlimited number of preferred shares, with no par value.

b.  Changes to Share Capital — Issued, Allotted, and/or Subscribed

i.  On December 19, 2007, the Company announced proposed financing for a brokered private placement of units for gross proceeds of C$35.0 million ($32.4 million), which was completed in three closings. (See ii., iii., and iv.)

ii.  On December 21, 2007 the first closing was completed pursuant to which 13,880,645 units at a price of C$1.55 per unit were issued raising gross proceeds of C$21.515 million ($21.6 million). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitled the holder to purchase one additional common share at an exercise price of C$2.00 per share until December 21, 2009. The securities were subject to a four-month hold period. The fair value of the purchase warrants was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield — Nil; risk free interest rate — 3.85%; expected volatility of 58.79% and an expected life of 24 months. The fair value of the warrants calculated to be $3.1 million was recorded as a capital transaction with a corresponding entry to contributed surplus.

Scotia Capital Inc. (“Scotia”) acted as agent in respect of the first closing while Shoreline Pacific LLC acted in the U.S. (together, the “Agents”).The Agents received a cash commission of 5% of the gross proceeds from the first closing or C$1.1 million ($1.1 million). The Agents also received 694,031 agent’s compensation options (“Agent’s Options”) equal to 5% of the aggregate number of units sold at the first closing.  Each Agent’s Option upon exercise entitles the holder to acquire one unit at an exercise price of C$1.70 per unit until December 21, 2009. Upon the exercise of the Agent’s Option the Agent would have also received a one-half purchase warrant (694,031, or 347,015 whole warrants), which one full purchase warrant would have entitled the holder to acquire one unit at an exercise price of C$2.00 per unit. The fair value of the Agents Options was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield — Nil; risk free interest rate — 3.85%; expected volatility of 58.79% and an expected life of 24 months. The fair value of the Agents’ Options, calculated to be $0.4 million and the fair value of the agent warrants calculated to be $0.1 million were recorded as capital transactions with a corresponding entry to contributed surplus.

A total of 13,880,645 common shares were issued at the first closing of the private placement, and 6,940,322 common shares were reserved for issuance on the exercise of the common share purchase warrants and the exercise of 694,031 units comprising the Agent’s Options. The Agent purchase warrants would have been reserved upon the exercise of the Agent’s Options, if the holder became entitled to the purchase warrant. On December 21, 2009, the 13,880,645 warrants and 694,031 agent’s options were not exercised and expired.

iii.  On January 29, 2008, the second closing was completed at which 7,778,023 units at a price of C$1.55 per unit were issued raising gross proceeds of C$12.1 million ($11.8 million).

Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitled the holder to purchase one additional common share at an exercise price of C$2.00 per share until December 21, 2009. The securities were subject to a four-month hold period. The fair value of the purchase warrants was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield — Nil; risk free interest rate — 3.17%; expected volatility of 57.07% and an expected life of 24 months. The fair value of the warrants, calculated to be $1.2 million was recorded as a capital transaction with a corresponding entry to contributed surplus.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

(U.S. Dollars)

7.              SHARE CAPITAL - continued

b.  Changes to Share Capital — Issued, Allotted, and/or Subscribed — continued

Scotia acted as agent in respect of the securities issued at the second closing in Canada while Shoreline Pacific LLC acted in the U.S. (together the “Agents”). The non-brokered component of the second closing was completed with Canaccord Capital Company (the “Finder”). The Agents and the Finder received a 5% commission being $0.6 million which was recorded to share issue costs and reduced share capital.

The Agents and the Finder also received 388,901 Agent’s compensation options (“Agent’s Options”) equal to 5% of the aggregate number of units sold at the second closing. Each Agent’s Option upon exercise entitled the holder to acquire one unit at an exercise price of C$1.70 per unit until December 21, 2009.  Upon the exercise of the Agent’s Option the Agent would have then received a one-half purchase warrant (388,901, or 194,450 whole warrants), which one full purchase warrant would have entitled the holder to acquire one unit at an exercise price of C$2.00 per unit. The fair value of the Agents Options was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield — Nil; risk free interest rate — 3.17%; expected volatility of 57.07% and an expected life of 24 months. The fair value of the Agents’ Options, calculated to be $0.2 million was recorded as a capital transaction with a corresponding entry to contributed surplus.

A total of 7,778,023 common shares were issued at the second closing of the private placement, and 3,889,011 common shares were reserved for issuance on exercise of the common share purchase warrants and the exercise of 388,901 units comprising the Agent’s Options.  The Agent purchase warrants would have reserved upon the exercise of the Agent’s Options, when the holder became entitled to the purchase warrant. On December 21, 2009, the 7,778,023 warrants and 388,901 agent’s options were not exercised and expired.

iv.  The third and final closing of the Private Placement was completed on February 11, 2008, at which time 427,000 units at a price of C$1.55 per unit were sold for gross proceeds of C$0.7 million ($0.7 million). The final closing was non brokered private placement. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant purchase entitled the holder to purchase one additional common share at an exercise price of C$2.00 per share until December 21, 2009.  The securities were subject to a four month hold period. The fair value of the purchase warrants was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield — Nil; risk free interest rate — 3.08%; expected volatility of 53.81% and an expected life of 24 months. The fair value of the warrants, calculated to be $0.05 million was recorded as a capital transaction with a corresponding entry to contributed surplus.

The third closing was completed with Canaccord Capital Corporation as finder (the “Finder”).The Finder received a cash commission of 5% being $0.03 million of the gross proceeds from the third closing which was recorded to share issue costs and reduced share capital.  The Finder also received 21,350 agent’s compensation options (“Agent’s Options”) equal to 5% of the aggregate number of units sold at the third closing.  Each Agent’s Option upon exercise entitled the holder to acquire one unit at an exercise price of C$1.70 per unit until December 21, 2009.  Upon the exercise of the Agent’s Option the Finder would have then also received a one-half purchase warrant (21,350, or 10,675 whole warrants), which one full purchase warrant would have entitled the holder to acquire one unit at an exercise price of C$2.00 per unit.  The fair value of the Agent Options was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield — Nil; risk free interest rate — 3.08%; expected volatility of 53.81% and an expected life of 24 months. The fair value of the Agents’ Options, calculated to be $7,006 was recorded as a capital transaction with a corresponding entry to contributed surplus.

A total of 427,000 common shares were issued pursuant to the final closing of the private placement, and

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

(U.S. Dollars)

7.              SHARE CAPITAL — continued

b.  Changes to Share Capital — Issued, Allotted, and/or Subscribed - continued

213,500 common shares were reserved for issuance on the exercise of the warrants and the exercise of the 21,350 units comprising the Agent’s Options. The Agent purchase warrants would have been reserved upon the exercise of the Agent’s Options, when the holder becomes entitled to the purchase warrant. On December 21, 2009, the 427,000 common share purchase warrants, and 21,350 agent’s options were not exercised and expired.

Legal and other fees that specifically relate to the second and third closings of $0.01 million were included in share issue costs and reduced share capital.

v.  During 2008, the Company issued 260,000 common shares upon the exercise of stock options at a weighted average exercise price of C$0.79 ($0.78) per share and 718,916 shares upon the exercise of purchase warrants at a weighted average exercise price of C$0.51 ($0.44) per share.

vi.  In February 2009, Mr. McEwen agreed to complete a private placement in two tranches totaling C$40 million designed to alleviate the Company’s financial pressures (the “McEwen Financing”). First, on February 18, 2009, Mr. McEwen purchased 18,299,970 common shares of the Company at a price of C$1.00 per share for proceeds to the Company of C$18.3 million ($14.5 million), of which $11.3 million was used to satisfy the cash call made in respect of the Company’s 49% interest in the San José Mine.

Second, on February 26, 2009, Robert R. McEwen (“Mr. McEwen”) purchased 21,700,030 common shares of the Company for C$21.7million ($17.4 million), by completing another private placement to repay the Bank Loan in the aggregate principal amount of $17.5 million. The total share issue cost related to the McEwen Financing was $0.4 million.

vii.  During the period the Company entered into an agreement with a Canadian investment dealer (the “Lead Underwriter”) pursuant to which the Lead Underwriter and a syndicate of underwriters (collectively, the “Underwriters”) agreed to purchase for resale to the public and Minera Andes agreed to issue 26,700,000 units, on a “bought deal” basis, at a price of C$0.75 per unit (the “Offering”) equivalent to C$20 million.  In addition, the Company agreed to grant the Lead Underwriter an option (the “Over-Allotment Option”) to purchase additional units of Minera Andes to raise additional gross proceeds of up to 15% of the Offering, on the same terms and conditions as the Offering, exercisable any time, in whole or in part, up to 48 hours prior to the closing date of the Offering.  The Over-Allotment Option was exercised in full (4,005,000 units) and the total gross proceeds to Minera Andes were C$23.0 million ($21.0 million). The Company incurred C$1.5 million ($1.4 million) in share issue costs making the net proceeds of the Offering C$21.5 million ($19.6 million).  Each unit consisted of one (1) common share and one half of one common share purchase warrant, each whole warrant is exercisable at C$1.25 for a period of 5 years after closing. In the event that the volume weighted average trading price of the Company’s common shares on the Toronto Stock Exchange “TSX” (or such other stock exchange or quotation system on which the Company’s shares are listed and where a majority of the trading volume occurs), for a period of 20 consecutive trading days exceeds C$2.50, the Company may, within five days after such an event, provide notice to the warrant holders of early expiry and thereafter, the warrants will expire on the date which is 30 days after the date of the notice to the warrant holders. The fair value of the shares issued was C$19.1 million ($17.5 million) and the warrants were valued at C$3.9 million ($3.5 million) using the Black-Scholes option pricing model with a volatility of 66%, risk free interest rate of 2.3%,expected life of 5 years, and a dividend rate of 0%. The fair value of the warrants was recorded as a capital transaction with a corresponding entry to contributed surplus.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

(U.S. Dollars)

7.              SHARE CAPITAL — continued

b.  Changes to Share Capital — Issued, Allotted, and/or Subscribed - continued

The units issued under the Offering were offered by way of a short form prospectus filed in all of the provinces of Canada, except Quebec by the Company on July 30, 2009.

The Offering closed on August 19, 2009, and was approved by the normal regulatory agencies, including the approval of the TSX.

viii.  During the year ended December 31, 2009, the Company issued 2,045,000 common shares upon the exercise of stock options at a weighted average exercise price of C$0.55 ($0.48) per share.  Upon exercise $0.7 million being the fair value of these options was transferred from contributed surplus to share capital. No purchase warrants were exercised for the year ended December 31, 2009.

c.  Stock Options

The aggregate number of shares issuable upon exercise of all options granted under the Minera Andes Stock Option Plan (the “Plan”) shall not exceed 10% of the Company’s issued and outstanding common shares up to a maximum of 18,940,243 (2008 — 18,940,243) shares. Under the Plan, no participant may be granted an option to purchase shares, which exceeds the number of shares permitted to be issued under the Plan pursuant to the rules or policies of any stock exchange on which the common shares are then listed. Under the Plan, the exercise price of each option shall be determined by the directors and shall not be less than the closing price of the Company’s common shares on the stock exchange on which the shares are listed on the last trading day immediately preceding the day on which the options are granted.

Options granted under the Plan will not be transferable and, if not exercised but subject to the authority of the Board to extend such time, will expire twelve (12) months following the date the optionee ceases to be a director, officer, employee or consultant of the Company by reason of death, or three (3) months after ceasing to be a director, officer, employee or consultant of the Company for any reason other than death.

Stock options granted to a director, officer, employee, or consultant are exercisable for either a five or ten year period. Incentive stock options granted either vest immediately or 33 1/3% at each twelve (12) month interval following the date of grant, or 25% at each six (6) month interval following the date of grant.

At December 31, 2009, 5,044,243 (December 31, 2008 — 3,939,456) options were available for grant under the Plan.

A summary of the status of the Plan as of December 31, 2009, and December 31, 2008, and changes during the periods ended is as follows:

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

(U.S. Dollars)

7.              SHARE CAPITAL — continued

c.  Stock Options - continued

	Year Ended			Year Ended
	December 31, 2009			December 31, 2008
	Options	Weighted Avg. Exercise Price		Options	Weighted Avg. Exercise Price
Outstanding at beginning of year	10,985,000	C$	1.15	10,215,000	C$	1.13
Granted	620,000	0.69		1,400,000	1.20
Exercised	(2,045,000)	0.55		(260,000)	0.79
Cancelled/Forfeited	(625,000)	1.31		—	—
Expired	(1,100,000)	1.11		(370,000)	0.94
Outstanding at end of year	7,835,000	C$	1.27	10,985,000	C$	1.15

Exercisable at end of year	6,990,000	C$	1.33	10,385,000	C$	1.16

	Year Ended		Year Ended
	December 31, 2009		December 31, 2008
Weighted average grant-date fair value of options granted during the year	C$	0.42	C$	0.66

The weighted average remaining contractual life of outstanding options is 2.15 years at December 31, 2009 (December 31, 2008 — 2.7 years).

At December 31, 2009, options were held by directors, officers, employees and non-employees as follows:

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

(U.S. Dollars)

7.              SHARE CAPITAL — continued

c.  Stock Options - continued

Number of Options	Exercise Price		Expiry Date

960,000	C$	0.60	December 28, 2010
4,560,000	C$	1.51	December 27, 2011
250,000	C$	1.73	September 4, 2012
100,000	C$	1.35	February 13, 2013	(1)
195,000	C$	0.31	March 21, 2013
850,000	C$	1.36	May 23, 2013	(2)
300,000	C$	0.81	September 11, 2013	(3)
200,000	C$	0.73	March 1, 2014	(4)
200,000	C$	0.67	March 13, 2014	(5)
220,000	C$	0.66	September 30, 2014	(6)
7,835,000

(1) On February 14, 2008, 100,000 stock options were granted at an exercise price of C$1.35, of which 25,000 options will vest every six months from the February 14, 2008, grant date to February 14, 2010.

(2) On May 23, 2008, 900,000 stock options were granted at an exercise price of C$1.36, of which all options vested immediately. On August 30, 2009, an employee resigned and forfeited 10,000 options. On December 29, 2009, an employee resigned and forfeited 40,000 options.

(3) On September 11, 2008, 400,000 options were granted at an exercise price of C$0.81 to four new directors.  On February 2, 2009, a director resigned and forfeited 100,000 options. The options will vest 1/3 on September 11, 2009, 2010, and 2011.

(4) On March 1, 2009, 200,000 options were granted at an exercise price of C$0.73 to two new directors. The options will vest 1/3 on March 1, 2010, 2011, 2012.

(5) On March 13, 2009, 200,000 options were granted at an exercise price of C$0.67 to an employee.  The options will vest 1/3 on March 13, 2010, 2011, 2012.

(6) On September 30, 2009, 220,000 options were granted at an exercise price of C$0.66 to two employees and an independent contractor. The options will vest 1/3 on September 30, 2010, 2011, 2012.

In connection with the vesting of certain non-employees, employees and directors stock options, the Company recorded stock option compensation for year ended December 31, 2009, of $0.2 million. The Company recorded stock option compensation of $0.7 million to general and administrative expenses in the statement of operations and $0.09 million was capitalized to mineral properties for the year ended December 31, 2008.

The fair values of the stock options granted in 2009 were calculated using the Black-Scholes option pricing model with the following range of assumptions: dividend yield — Nil; risk free interest rate — 1.87% to 2.4%;

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

(U.S. Dollars)

7.              SHARE CAPITAL — continued

c.  Stock Options - continued

expected volatility of 77.4% to 81.61% and an expected life of 48 to 60 months. The fair value of the stock options granted in 2008 was calculated using the Black-Scholes option pricing model with the following range of assumptions: dividend yield — Nil; risk free interest rate — 2.90% to 3.34%; expected volatility of 57.85% to 70.09% and an expected life of 60 months.

A summary of the status of the Company’s stock options issued as agents compensation options as of December 31, 2009, and December 31, 2008, is as follows:

	Year Ended				Year Ended
	December 31, 2009				December 31, 2008
	Agent’s Compensation Options	Weighted Avg. Exercise Price C$			Agent’s Compensation Options	Weighted Avg. Exercise Price C$
Outstanding at beginning of period	1,104,282	C$	1.70		694,031	C$	1.70
Granted	—		0.00		410,251		1.70
Expired	(1,104,282)		1.70		—		0.00
Outstanding at end of period	—	—			1,104,282	C$	1.70

Exercisable at end of period	—	—			694,031	C$	1.70
Weighted average grant-date fair value of options granted during the period		(Nil		)		C$	0.31

d.     Warrants

The range of exercise prices on outstanding warrants is C$0.70 to C$1.25 with a weighted average contractual life of 4.2 years at December 31, 2009.

A summary of the status of the outstanding warrants at December 31, 2009, and December 31, 2008, and changes during the periods ended on those dates is:

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

(U.S. Dollars)

7.              SHARE CAPITAL — continued

d.     Warrants - continued

	Year Ended			Year Ended
	December 31, 2009			December 31, 2008
	Warrants	Weighted Avg. Exercise Price C$		Warrants	Weighted Avg. Exercise Price C$
Outstanding and exercisable at beginning of year	21,039,665	C$	1.91	18,298,094	C$	1.91
Purchase warrants	15,352,500	1.25		4,102,511	2.00
Expired warrants	(19,336,892)	2.10		(642,024)	1.67
Exercised	—	—		(718,916)	0.51
Outstanding and exercisable at end of year	17,055,273	C$	1.20	21,039,665	C$	1.99

At December 31, 2009, there were full warrants held for the purchase of the Company’s common shares as follows:

Number of Warrants	Exercise Price		Expiry Date

1,702,773	C$	0.70	March 22, 2010
15,352,500	C$	1.25	August 19, 2014
17,055,273

On March 7, 2009, 4,227,669 warrants at an exercise price of C$2.06 expired. On September 30, 2009, 4,066,390 warrants at an exercise price of C$2.41 expired. On December 21, 2009, 11,042,833 warrants at an exercise price of C$2.00 expired.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

(U.S. Dollars)

7.              SHARE CAPITAL — continued

e.     Earnings per share

Year Ended
December 31, 2009

Net income available to shareholders	$4,114,772

Weighted average shares outstanding
Basic	236,517,659
Effect of dilutive stock options	1,279,179
Effect of dilutive warrants	—
Diluted	237,796,838
Stock options excluded from dilution	6,260,000
Warrants excluded from dilution	17,055,273

Net income per share
Basic	$0.02
Diluted	$0.02

In 2008, all warrants and stock options were anti-dilutive and as such were not included.

8.     COMMITMENTS AND CONTINGENCIES

a.   Mineral rights in Argentina are owned by the federal government and administered by the provinces.  The provinces can levy a maximum 3% “mouth of mine” (gross proceeds) royalty. The provinces of Mendoza and Neuquén have waived their right to this royalty.  The provinces of Río Negro, San Juan and Chubut have not yet established a policy regarding the royalty.

b.   On December 2, 2003, the Company signed an agreement that obligated it to pay N.A. Degerstrom, Inc. (the vendor of the original exploration properties), a royalty of $0.3 million, if any of the properties owned at the date of signing the agreement, other than the properties comprising the San José Mine, meet certain conditions such as bankable feasibility or commercial production prior to December 2, 2013.  As of December 31, 2009, no payments are required to be made under that agreement.

c.   As of December 31, 2009, MSC signed agreements with third party providers relating to the development and operation of the San José Mine.  Our 49% portion of these commitments is approximately $6.5 million.

9.  RELATED PARTY TRANSACTIONS

The Company pays a management service fee to a related party, 2083089 Ontario Inc. (“208”) under the terms of a management services agreement.  208 is a company controlled by Mr. McEwen, the chairman and chief executive officer of the Company and beneficial owner of more than 5% of our voting securities. Mr. McEwen is also the chief executive officer and director of 208, which provides management services to a number of entities in which Mr. McEwen has significant equity interests. The management service fees cover inter-alia, rent, personnel, office expenses, and other administrative services on a cost recovery basis. During the years ended December 31, 2009, and 2008, the Company paid $50,252 and $2,092, respectively, to 208.

MSC is also a related party of the Company.  The Company owns 49% of MSC. See note 5.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

(U.S. Dollars)

10.  CAPITAL DISCLOSURES

Minera Andes’ objectives when managing capital are to:

a)     safeguard its ability to continue as a going concern;

b)    have sufficient capital to develop its mining projects and take them into production; and

c)     meet external capital requirements on its credit facilities, when required.

The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support the acquisition, exploration and development of mining interests.  The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage with the exception of the San José Mine, which is in production; as such the Company is dependent on external equity financing to fund its activities.  In order to carry out planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed.  The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has the adequate financial resources to do so. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the size of the Company, is reasonable.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2009, and the year ended December 31, 2008.  Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

11.  FINANCIAL INSTRUMENTS

During the year ended December 31, 2009, and the year ended December 31, 2008, the Company used a mixture of cash and debt to maintain an appropriate capital structure and ensure sufficient liquidity to meet the needs of the business. The Company has not executed any interest rate contracts or other derivative financial instruments to manage the risks associated with its operations and, therefore, in the normal course of business the Company is inherently exposed to a number of risks related to changes in foreign currency exchange rates, interest rates, credit risk, liquidity risk and commodity price fluctuations.

The Company holds certain financial instruments such as cash and cash equivalents, receivables, the Project Loan Receivable, the Project Loan Payable and related interest receivable and payable, accounts payable and accruals. All financial instruments are classified into one of five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments are recorded in the balance sheet either at fair value or at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows:  held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings.  Available-for-sale financial instruments are measured at fair value with change in fair value recorded in other comprehensive income until the instrument is derecognized.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

(U.S. Dollars)

11.  FINANCIAL INSTRUMENTS — continued

The Company has classified its cash and cash equivalents as held-for-trading.  Receivables and Project Loan and interest receivable were classified as loans and receivables.  Accounts payable and accruals, Project Loan and interest payable, bank loan and related party payable were classified as other financial liabilities.

The carrying value and fair value of the Company’s financial assets and liabilities as at December 31, 2009, and December 31, 2008, is summarized as follows:

	December 31, 2009		December 31, 2008
	Carrying Value	Fair Value	Carrying Value	Fair Value
Held-for-trading	$18,872,312	$18,872,312	$3,409,593	$3,409,593
Loans and receivables	$39,500,262	$39,500,262	$36,847,761	$36,847,761
Other liabilities	$42,063,857	$42,063,857	$67,679,960	$67,679,960

The fair value of the cash and cash equivalents, receivables, current Project Loan interest receivable, accounts payable and accruals, and current Project Loan interest payable,  and related party payable approximate their fair values due to their short term nature.  The fair value of the non-current debt approximates the amortized cost as the interest rates reflect the estimated market rates.

RISK MANAGEMENT

Foreign currency exchange risk

The Company is exposed to foreign currency risk on fluctuations in its Canadian denominated cash, accounts payable and accrued liabilities.  The net asset amount of Canadian dollars subject to foreign currency fluctuations as at December 31, 2009, was equal to $16.3 million.  As a result, every percentage change in the US/Canada exchange rate will affect its income by approximately $0.2 million, on a per annum basis.  As at December 31, 2009, the Company also had cash, accounts payable, and accrued liabilities denominated in Argentinean pesos.  However, these amounts are typically only held (in the case of cash) or outstanding (in the case of accounts payable and accrued liabilities) for a short period of time so the foreign exchange risk is minimal.  The Company does not use derivative instruments to mitigate such risks.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As at December 31, 2009, the Company had an outstanding balance of $31.9 million under the Project Loan Payable, plus accrued interest. The Project Loan Payable consists of two loans which bear fixed interest at a rate of LIBOR plus 2.5% as of the inception of the loan (7.86% on $9.8 million and 8.21% on $22.1 million). As the terms on the Project Loan Receivable are the same as the terms of the Project Loan Payable there is no interest rate risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, and the Project Loan Receivable and interest due thereon.

The Company’s cash and cash equivalents consist of deposit instruments that are held with major financial institutions in Canada and are not considered a material credit risk to the Company.  The Company also

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

(U.S. Dollars)

11.  FINANCIAL INSTRUMENTS — continued

Credit risk - continued

holds US dollars in an account at a United States financial institution and pesos in an international bank in Argentina.  Funds held in the US and Argentina are held for the purposes of meeting existing accounts payable and current payroll.  The credit risk of cash and cash equivalents held outside of Canada is not considered a material credit risk to the Company.

Management has determined that the credit risk associated with the Project Loan Receivable is mitigated by positive cash flows anticipated from MSC, frequent receipt of financial information regarding the operations of MSC, MSC’s proven and probable reserve report, the present value of silver and gold, and financial support by its majority shareholder, Hochschild.  Moreover, the Project Loan Receivable will not be collected until the Project Loan Payable is paid, and the Project Loan Payable will only be paid if the Project Loan Receivable is also paid.  Management does not believe that the Project Loan Payable and Project Loan Receivable present significant credit risk, however, should MSC be unable to settle amounts due, the impact on the Company could be significant. The maximum exposure to a loss arising from the Project Loan Receivable is equal to its total carrying value on the balance sheet.  The Company has not used derivative instruments to mitigate such risks associated with credit risk.

Liquidity risk

The Company’s approach to managing the liquidity risk is to provide reasonable assurance that it can provide sufficient capital to meet liabilities when due. The Company’s ability to settle short-term and long-term liabilities when due is dependent on future liquidity from capital sources or positive cash flows from its projects. At December 31, 2009, the Company’s accounts payables and accrued liabilities were approximately $2.7 million all of which are due for payment within normal terms of trade which is generally 30 to 60 days. The Company regularly reviews its receivable balances and follows up on amounts past due. Should sufficient cash not be available to settle liabilities, the Company also relies on equity, third-party and related party financing to manage its liquidity and the settlement of liabilities.  The Company has not used any derivative or other financial instruments to mitigate this risk.

Commodity price risk

The Company’s profitability depends on metal prices for gold and silver and, if other projects enter into production, on copper prices and other base metals. Gold, silver and copper prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and political and economic conditions of major gold, silver and copper-producing countries throughout the world.  The Company has not and may not be able to hedge in respect of gold and silver sales arising from its equity investment in MSC, nor does MSC hedge its sales. In the event that the Company’s other projects enter into production and revenue contracts are entered into in respect of other commodities and base metals, including copper, the Company will reconsider the relative merits of entering into commodity price hedges.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

(U.S. Dollars)

12.  INCOME TAXES

The tax effects of the temporary differences that give rise to the Company’s future tax assets and liabilities are as follows:

	2009	2008 (restated Note 2(a))
Net operating losses	$3,426,000	$2,605,000
Capital losses	918,000	1,097,000
Equipment	4,000	2,000
Undeducted financing costs	719,000	539,000
Deferred exploration costs	(376,000)	(106,000)
Investment in Minera Santa Cruz	(2,176,000)	1,847,250
Argentina deferal of interest expense	2,366,000	—
Valuation allowance	(4,881,000)	(5,984,250)
Future tax assets (liabilities)	$—	$—

The provision for income taxes differ from the amount established using the statutory income tax rate of 33.00% (2008 - 33.50%) as follows:

	2009	2008 (restated Note 2(a))
Income benefit at Canadian statutory rate	$822,000	$(1,214,250)
Foreign income taxes at other than Canadian statutory rate	(275,000)	138,000
Non-deductible equity pickup	1,000	—
Permanent difference	(641,000)	1,607,625
Non-deductible stock option compensation	65,000	221,000
Benefit of previously unrecognized tax pools	—	(2,004,000)
Effect of statutory tax rate change	(570,770)	385,000
Decrease in valuation allowance	(1,103,250)	(2,228,375)
Expiry of tax losses and other	2,819,000	2,606,000
Unrealized foreign exchange differences	(1,747,000)	—
FX (gains) losses on revaluation on future income tax balances	(182,000)	664,000
Other	(810,750)	(175,000)
Future income tax recovery	$(1,622,770)	$—

The Company’s future tax assets include approximately $0.7 million (2008: $0.5 million) related to deductions for share issue costs in excess of amounts deducted for financial reporting purposes. If and when the valuation allowance related to these amounts is reversed, the Company will recognize this benefit as an adjustment to share capital as opposed to income tax expense in the Statement of Operations.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

(U.S. Dollars)

12.  INCOME TAXES — continued

The valuation allowance as at December 31, 2009 decreased by $1.1 million (December 31, 2008 - increased by $0.7 million), representing the tax effect of the investment in Minera Santa Cruz and loss carry forwards. The Company evaluates its valuation allowance requirements based on projected future operations.  When circumstances change and this causes a change in management’s judgment about the recoverability of future tax assets, the impact of the change on the valuation allowance is reflected in current income.  As management of the Company does not currently believe that it is more likely than not that the Company will receive the benefit of this asset, a valuation allowance equal to the future tax asset has been established at both December 31, 2009 and December 31, 2008.

As at December 31, 2009, the Company has estimated net operating loss carry-forwards available to reduce taxable income in future years as follows:

Country	Amount	Expiration Dates

Argentina	$9,220,266	2010 – 2014 and beyond

Canada	$795,941	2010 – 2014

These consolidated financial statements do not reflect the potential effect on future income taxes of the application of these losses.

13.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

As discussed in Note 2, these financial statements are prepared in accordance with Canadian GAAP. Differences between Canadian GAAP and United States generally accepted accounting principles (“U.S. GAAP”) as they apply to these financial statements are summarized as follows:

a.     Mineral Properties and Deferred Exploration Costs

The U.S. Securities and Exchange Commission staff has taken the position that a U.S. registrant without proven and probable economic reserves, in most cases, could not support the recovery of the carrying value of deferred exploration costs. The Company’s investment in MSC has proven and probable reserves but MSC did not receive government approval of the Environmental Impact Assessment (EIA) until the first quarter of 2006. Therefore, the Company presented the effect of expensing all deferred exploration costs through December 31, 2005 as a reconciling item between U.S. and Canadian GAAP. Commencing January 1, 2006 there is a difference relating to the amortization of deferred exploration costs, which for U.S. GAAP calculates using proven and probable reserves while Canadian GAAP calculates using resources in addition to reserves.

b.     Stock-Based Compensation

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement No. 123R, “Share-Based Payment,” (now “Accounting Standards Codification”, ASC 718, Compensation-Stock Compensation) which requires companies to expense the fair value of employee stock options and other forms of stock-based compensation. This requirement represents a significant change because share-based stock option awards to employees, a predominate form of stock compensation for the Company, were not recognized as compensation expense under APB 25.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

(U.S. Dollars)

13.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES — continued

b.     Stock-Based Compensation — continued

ASC 718 requires the cost of the award, as determined on the date of grant at fair value, to be recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period. The grant-date fair value of the award will be estimated using an option-pricing model. The Company adopted the statement using the modified-prospective method on January 1, 2006. The Company currently discloses the effect of expensing stock options under a fair value approach using the Black-Scholes pricing model in Note 7(c) to these Condensed Consolidated Financial Statements.

For U.S. GAAP, prior to the adoption of ASC 718, the Company continued to follow Accounting Principle Board Opinion No. 25 “Accounting for stock issued to employees” and related interpretations to account for stock options issued to employees. In accordance with Emerging Issues Task Force (“EITF”) 00-23 Issue 31, variable accounting was required since options issued with an exercise price denominated in a currency other than its functional currency is not considered fixed. Under variable accounting, the intrinsic value of the options issued to employees was calculated on each balance sheet date, with the adjustment charged to the Statement of Operations.

c.     Warrants

Under Canadian GAAP share purchase warrants are accounted for as equity. Under US GAAP, as required by ASC 815-40 for fiscal years beginning after December 15, 2008, share purchase warrants denominated in a currency that is not the functional currency of the Company are accounted for as a liability, with the change in fair value recorded in the statement of operations.

The Company had 17,055,273 warrants outstanding as at December 31, 2009.  On the date of transition the fair value of the warrants was $0.3 million. Accordingly, under US GAAP, this amount was recorded as a liability and the difference between this and carrying value of the warrants in contributed surplus under Canadian GAAP was recorded as a transitional adjustment within deficit.  At December 31, 2009 the fair value of the warrants outstanding was recalculated resulting in a liability of $5.7 million with the change in fair value of $5.4 million recorded in the statement of operations.

Under US GAAP, as required by FASB Statement No. 157, “Fair Value Measurements” (“FAS 157”). a Fair Value level needs to be assigned to financial instruments.

The different fair value hierarchy levels have been defined as follows:

• Fair value level 1: determined using quoted prices (unadjusted) in active markets for identical assets or liabilities

• Fair value level 2: determined using inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

• Fair value level 3: determined using inputs for the asset or liability that are not based on observable market data (unobservable inputs)

The share purchase warrants are classified as Fair Value level 2.

The Company uses the Black Scholes option pricing model to calculate the fair value of the warrants. The assumptions used to value the warrants from the 2009 issuance as at December 31, 2009 were as follows:

Volatility:	67%
Risk-free interest rate:	2.5%
Expected life:	4.64 years
Dividend rate:	0%

The assumptions used to value the warrants issued in 2005 and outstanding as at December 31, 2009 were as follows:

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

(U.S. Dollars)

13.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES — continued

c.     Warrants — continued

Volatility:	52%
Risk-free interest rate:	1.5%
Expected life:	0.22 years
Dividend rate:	0%

d.     Bank Loan

In December 2006, the FASB issued FASB Staff Position EITF 00-19-2 Accounting for Registration Payment Arrangements (now ASC 825-20, Financial Instruments, Capitalization of Interest), which states that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement shall be recognized and calculated separately in accordance with ASC 450, Contingencies, and SFAS No. 14, Reasonable Estimation of the Amount of a Loss. Prior to ASC 825-20, under US GAAP, as the Company is required to maintain its listed Company status as part of the loan covenant, in accordance with ASC 815-40, Derivatives and Hedging, the fair value of the first and second tranche warrants was recorded as a liability. Subsequent to the initial measurement, the value of the warrants is recalculated on each balance sheet date or upon exercise of the warrants, based on the fair value of the warrants with the adjustment charged to the Statement of Operations and Accumulated Deficit.

For the year ended December 31, 2008 and 2009, the accounting treatment for the third and fourth tranche warrants was consistent with Canadian GAAP (classified in equity rather than in liability) as a result of the application of ASC 825-20 and the Company’s change from a domestic filer to a foreign private issuer.

Under Canadian GAAP, the debt discount of $1.7 million related to the third tranche warrants and $1.9 million related to the fourth tranche warrants granted to Macquarie in connection with a credit facility was charged to contributed surplus.

Under U.S. GAAP, the fair value of the warrants is recognized on the Consolidated Balance Sheet as deferred financing costs and is amortized on a straight line basis over the term of the debt. This would result in a net increase of $nil (2008 - $0.9 million as at December 31, 2009 in total assets under U.S. GAAP as compared to Canadian GAAP.

e.     Income taxes related to the above adjustments:

The income tax adjustment reflects the impact on income taxes on the US GAAP adjustments described above. Accounting for income taxes under Canadian GAAP and US GAAP is similar, except that income tax rates of enacted of substantively enacted tax law must be used to calculate future income tax assets and liabilities under Canadian GAAP, whereas only income tax rates of enacted tax law can be used under US GAAP.  There were no material income tax differences on the above adjustments.

f.      Income tax consequences of stock-based employee compensation:

Under Canadian GAAP, the income tax benefit attributable to stock-based compensation that is deductible in computing taxable income but is not recorded in the consolidated financial statements as in expense of any period (the “excess benefit”) is considered to be a permanent difference. Accordingly, such amount is treated as an item that reconciles the statutory income tax rate to the Company’s effective income tax rate. Under US GAAP, the excess benefit is recognized as additional paid-in capital.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

(U.S. Dollars)

13.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES — continued

g.     New Accounting Pronouncements

(i)    Accounting Policies Implemented Effective January 1, 2009

Effective December 31, 2009 the Company adopted the provisions of FASB issued SFAS No. 168, The FASB Accounting Standards Codification (“Codification”) and the Hierarchy of Generally Accepted Accounting Principles (“SFAS 168”) - a replacement of FASB Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles. Under the provisions of SFAS 168, the Codification will become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. The rules and interpretive releases of the SEC under authority federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of SFAS 168, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. The adoption of this standard did not have a material effect on the Company’s consolidated financial statements.

In June 2009, the FASB issued Accounting Standards Codification (“ASC”) Topic 105, “Generally Accepted Accounting Principles” (“ASC 105”).  ASC 105 makes the FASB Accounting Standards Codification the single source of authoritative U.S. accounting and reporting standards, but it does not change accounting principles generally accepted in the United States of America.  ASC 105 was effective for interim and annual periods ending after September 15, 2009. Adoption of ASC 105 did not have a material impact on the Company’s financial condition, results of operations or cash flows.

In February 2008, the FASB staff issued Staff Position No. 157-2 “Effective Date of FASB Statement No. 157” (“FSP FAS 157-2”).  FSP FAS 157-2 delayed the effective date of FAS 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).  The provisions of FSP FAS 157-2 were adopted by the Company on January 1, 2009 and did not have a material impact on the Company’s financial position, results of operations or cash flows.

In April 2009, the FASB issued FASB Staff  Position 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP 157-4”).  FSP 157-4 provides additional guidance for estimating fair value in accordance with FAS 157 when the volume and level of activity for the asset or liability have significantly decreased.  FSP 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly.  FSP 157-4 is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of FSP 157-4 did not have a material impact on the Company’s financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (now ASC 805, Business Combinations). The standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. The guidance is effective for fiscal years beginning after December 15, 2008.  The adoption of ASC 805 does not have a material impact on the Company’s consolidated financial statements.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

(U.S. Dollars)

13.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES — continued

g.     New Accounting Pronouncements — continued

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (now ASC 810, Consolidation). The standard requires all entities to report noncontrolling (minority) interests as equity in consolidated financial statements. ASC 810 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions. The guidance is effective for fiscal years beginning after December 15, 2008.  The adoption of ASC 810 does not have a material impact on the Company’s consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — An Amendment of FASB Statement No. 133” (“SFAS 161”) (now ASC 815, Derivatives and Hedging). ASC 815 requires enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. ASC 815 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The effects of the adoption of this standard do not have a material impact on the Company’s consolidated financial statements.

In June 2008, the FASB ratified the consensus reached by the EITF in EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock”(now ASC 815-40 — Derivatives and Hedging). ASC 815-40 applies to any freestanding financial instrument or embedded feature that has all of the characteristics of a derivative or freestanding instrument that is potentially settled in an entity’s own stock (with the exception of share-based payment awards within the scope of ASC 718. To meet the definition of “indexed to own stock,” an instrument’s contingent exercise provisions must not be based on (a) an observable market, other than the market for the issuer’s stock (if applicable), or (b) an observable index, other than an index calculated or calculated solely by reference to the issuer’s own operations, and the variables that could affect the settlement amount must be inputs to the fair value of a “fixed-for-fixed” forward or option on equity shares. ASC 815-40 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The effects of the adoption of this standard are detailed above in the above “Warrants” section.

In June 2008, the EITF reached a consensus in EITF Issue No. 08-3, “Accounting by Lessees for Nonrefundable Maintenance Deposits” (now ASC 840, Leases). This issue addresses the accounting for nonrefundable maintenance deposits paid by the lessee to the lessor. ASC 840 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Earlier application is not permitted. The adoption of ASC 840 does not have a material impact on the Company’s consolidated financial statements.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

(U.S. Dollars)

13.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES — continued

g.     New Accounting Pronouncements — continued

Effective December 31, 2009, the Company adopted the provisions of ASC 855-10 Subsequent Events, to establish general standards of accounting for and the disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. The adoption of ASC 855-10 did not have a material impact on the Company’s consolidated financial statements.

(ii)     Future Accounting Pronouncements

In June 2009, the FASB issued amendments to ASC Subtopic 810-10-15-13, “Variable Interest Entities” (“ASC 810-10-15-13”) to improve financial reporting by enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements.  The amendment to ASC 810-10-15-13 is effective as of the first fiscal year beginning after November 15, 2009.  The Company does not believe that adoption of the amendment to ASC 810-10-15-13 will impact its financial position, results of operations or cash flows.

In June 2009, the FASB issued FASB Statement No. 166, “Accounting for Transfer of Financial Assets — an amendment of FAS 140” (“FAS 166”) which seeks to enhance the information reported to users of financial statements by providing greater transparency about transfers of financial assets, including securitization transactions, and where companies have continuing exposure to the risks related to transferred financial assets. FAS 166 was formally included into the FASB codification in December 2009, under ASC 860, “Transfers and Servicing.”  The amendment is effective as of the first fiscal year beginning after November 15, 2009.  The Company does not believe that adoption of FAS 166 will materially impact its financial position, results of operations or cash flows.

In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06, “Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”), which provides additional guidance to improve disclosures regarding fair value measurements by adding two new disclosure requirements: (1) transfers in and out of Level 1 and 2 measurements and the reasons for the transfers, and (2) a gross presentation of activity within the Level 3 roll-forward.  It also provides clarification on the level of disaggregation of fair value measurements and disclosures on inputs and valuation techniques.  The new requirements and guidance are effective for periods beginning after December 15, 2009, except for the Level 3 roll-forward which is effective for fiscal years beginning after December 15, 2010.  The Company does not believe that adoption of this guidance will have a material impact to its financial position, results of operations or cash flows.

h.     Restatement of Prior Year Figures

In the year ended December 31, 2008 the Company has restated its consolidated financial statements per U.S. GAAP as the prior note for 2008 did not reconcile the difference between Depreciation and Amortization methods calculated on the Mineral Properties and Deferred Exploration Asset within MSC.  As a result, the net loss for the year, per U.S. GAAP, decreased by $4.0 million for the year ended December 31, 2008. In addition, an error relating to the elimination of an intercompany interest item between the Company and MSC was corrected and the net loss for the year, per U.S. GAAP, increased by $0.1 million. Both of these corrections resulted a net increase in Total Assets of $3.9 million.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

(U.S. Dollars)

13.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES — continued

h.     Restatement of Prior Year Figures - continued

In addition, an error relating to the elimination of an intercompany interest item between the Company and MSC for the year ended December 31, 2007 was corrected and as a result, the opening accumulated deficit, per U.S. GAAP, decreased by $0.4 million as at January 1, 2008, with a corresponding increase in Total Assets.

	As Previously Reported	Restatement per CAD GAAP (Note 2(a))	Restatement	As Restated
Balance Sheet as at December 31, 2008
Shareholders’ equity	$18,593,092	$(690,428)	$4,323,907	$22,226,571
Total Assets	$87,226,760	$(690,428)	$4,323,907	$90,860,239

Consolidated Statements of Operations and Other Comprehensive Loss for the period ended December 31, 2008
Net loss for the period	$(18,113,531)	$(301,142)	$3,919,598	$(14,495,075)
Basic loss per common share	$(0.10)	$—	$0.02	$(0.08)

i.      Impact on Consolidated Financial Statements

The impact of items (a) to (h) on the consolidated financial statements is as follows:

	As at
	Dec. 31, 2009	Dec. 31, 2008 (restated Note 13(h))
Shareholders’ equity, end of year, per Canadian GAAP	$124,371,777	$69,554,902
Adjustment for classification of warrants as liability (Note 13)	(5,389,975)	—
Adjustment to contributed surplus at transition period for warrants (Note 13)	(9,577,792)	—
Adjustment to retained earnings at transition period for warrants (Note 13)	9,312,341	—
Adjustment for mineral properties and deferred exploration costs	(19,255,127)	(16,390,524)
Adjustment for mineral property and deferred exploration cost portion of investment	(29,900,352)	(30,937,807)
Shareholders’ equity end of year, per U.S. GAAP	$69,560,872	$22,226,571

	Year Ended
	Dec. 31, 2009	Dec. 31, 2008 (restated Note 13(h))
Net income (loss) for the period, per Canadian GAAP	$4,114,772	$(3,975,474)
Adjustment for loss from warrants	(5,389,975)	—
Adjustment for deferred exploration costs, net	(2,864,603)	(8,052,643)
Adjustment for investment	1,037,455	(2,466,958)
Net loss for the period, per U.S. GAAP	$(3,102,351)	$(14,495,075)
Basic and diluted net loss per common share, per U.S. GAAP	$(0.01)	$(0.08)

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

(U.S. Dollars)

13.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES — continued

i.      Impact on Consolidated Financial Statements — continued

	As at
	Dec. 31, 2009	Dec. 31, 2008 (restated Note 13(h))
Total liabilities, per Canadian GAAP	$42,198,857	$67,769,960
Adjustment for classification of warrants as liability	5, 655,426	—
Adjustment for the debt discount, net (Note 13d)	—	863,708
Total liabilities, per U.S. GAAP	$47,854,283	$68,633,668

	As at
	Dec. 31, 2009	Dec. 31, 2008 (restated Note 13(h))
Total assets, per Canadian GAAP	$166,570,634	$137,324,862
Adjustment for mineral properties and deferred exploration costs	(19,255,127)	(16,390,524)
Adjustment for mineral property and deferred exploration cost portion of investment	(29,900,352)	(30,937,807)
Adjustment for deferred financing costs, net (Note 13d)	—	863,708
Total assets, per U.S. GAAP	$117,415,155	$90,860,239

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

(U.S. Dollars)

13.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES — continued

i.      Impact on Consolidated Financial Statements — continued

	Year Ended
	Dec. 31, 2009	Dec. 31, 2008 (restated)

Cash flows used in operating activities under Canadian GAAP	$(5,566,221)	$(6,604,149)
Adjustment related to investment	1,037,455	(2,466,958)
Adjustment related to mineral properties	(2,867,612)	(8,403,206)
Cash flows used in operating activities under U.S. GAAP	$(7,396,378)	$(17,474,313)

Cash flows used in investing activities under Canadian GAAP	$(13,566,456)	$(25,360,242)
Adjustment related to investment	(1,037,455)	2,466,958
Adjustment related to mineral properties	2,867,612	8,403,206
Cash flows used in investing activities under U.S. GAAP	$(11,736,299)	$(14,490,078)

14.  SUBSEQUENT EVENTS

On March 17, 2010, the Company received a Summons and Complaint in connection with a lawsuit commenced by affiliates of Hochschild Mining plc against MAI and a subsidiary in the State of New York.

The lawsuit pertains to the project finance loans made by Hochschild to MSC, as disclosed in Note 5.  Hochschild, among other claims, claims the Company refused to sign formal project loan documentation and caused undue delay of the same.  Hochschild has demanded that the Court order Minera Andes to sign formal loan documents for the project finance loans, prevent Minera Andes from interfering with the making of payments by Minera Santa Cruz in relation to the project finance loans, require Minera Andes to repay to Hochschild the benefits that Minera Andes has received from the project finance loans and establish the priority of other shareholder loans owed by Minera Santa Cruz to Hochschild and Minera Andes.

The Company is reviewing in detail the claim by Hochschild with its legal advisors and will respond accordingly.  This lawsuit does not impact the Company’s financial statements for the year ended December 31, 2009.  At this time, the Company is not able to estimate the impact of this claim for future periods.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

(U.S. Dollars)

15.  COMPARATIVE FIGURES

Certain financial statement line items from prior periods have been reclassified to conform with the current year’s presentation. These reclassifications had no effect on the net loss and accumulated deficit as previously reported.